Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

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Investment Overview

On June 17, 2021, GS Acquisition Holdings Corp II (NYSE: GSAH), a Special Purpose Acquisition Company (“SPAC”) sponsored by Goldman Sachs, entered into a business combination agreement with Mirion Technologies Inc., a portfolio company of Charterhouse Capital Partners. The transaction values Mirion at $2.6 billion, or 13.3x CY2022E Adjusted EBITDA of $192 million1, which represents a >35%2 discount relative to the median trading levels of Mirion’s peers. The transaction is expected to close on October 20, 2021, subject to the satisfaction of closing conditions.

Company Overview

Mirion is a leading global provider of radiation detection, measurement, monitoring and analysis equipment and services to Medical & Labs (44%) , Nuclear (39% of revenue), and Diversified Industrial (17%) end markets in North America (45%), Europe (35%), China (8%) and other regions (12%)3. The company’s key products include radiation monitoring systems, germanium detectors, contamination monitors, waste assay systems, dosimeters and radiation therapy quality assurance (RTQA) hardware and software. Mirion believes it holds the #1 or #2 market position in all of its key product categories globally4. Following the closing of the business combination, Larry Kingsley (former CEO of both IDEX Corporation and Pall Corporation) is expected to serve as the Chairman of the Board of Mirion.

Key Investment Thesis for Mirion

i)

Attractive Valuation: We believe the valuation is attractive, particularly for a high quality Industrial Tech business with strong growth potential. Specifically, Mirion is being valued at ~13.3X CY’22 EBITDA which implies a >35% discount relative to the peers like IDEX Corp, Bruker, Badger Meter and Keysight Technologies identified in Mirion’s Investor Presentation.

ii)

Large & Attractive Addressable Market: Mirion serves some large, stable and attractive end-markets. The Company has an estimated TAM of $17 billion and core addressable market of $4 billion,[5] growing 4-6% annually,[6] with multiple growth tailwinds.

Medical end-markets benefit from increasing regulatory standards, the rising incidence of cancer, growing penetration of radiation therapy and an increasing focus on healthcare personnel safety. Nuclear end-markets benefit from the consistent role nuclear has played in baseload power generation, an increasing focus on net zero carbon future, bipartisan and global political support, stricter environmental regulations and technological advances in nuclear power. Mirion is targeting organic revenue growth 100 – 200 bps above market.

iii)

Differentiated Products & Services: Mirion’s focus is its competitive advantage. It is a pure play in radiation detection and measurement, possessing one of the broadest product portfolios, and had 113 issued U.S. patents as of June 30, 2021.

iv)

Resilient end markets and high recurring revenue mix: High recurring revenue mix (70%+)[7] and inelastic end-market demand make Mirion’s business predictable and resilient to economic cycles. The company grew organically mid-single digits or more over the past three recessions (including COVID).

v)

Multiple vectors of growth & outperformance: There are multiple drivers of revenue outgrowth (e.g., pricing, new product introductions, expanding share of wallet, share gains, etc.) and opportunities to deploy capital at attractive returns. In addition, Mirion has identified opportunities for over 500 bps of margin expansion over the next five years.

[1]	Reflects enterprise value at listing at valuation of $10.00 / share.
[2]	IBES median estimates used for Peers data as of April 14, 2021.
[3]	Based on FY2021E revenue pro forma for acquisitions.
[4]	As of June 30, 2021.
[5]	Source: Management estimates with the assistance of a global consulting firm. Reflects 2021 TAM.
[6]	Reflects 2020-2026.
[7]	Defined as sales with a defined customer base and predictable purchasing cycle based on replacement and maintenance as well as annual recurring service sales.

vi)

Attractive unit economics and asset-light business: Capital light business model with high operating leverage, >50% contribution margins, ~25% Adjusted EBITDA margins[8] and attractive free cash flow yield.

vii)

Attractive acquisition landscape and economics: Mirion has a proven track record of value creating M&A with eight acquisitions in the past 3 years. The Company faces a fragmented competitive landscape and has a deep acquisition pipeline. Management expects to expand the Medical division to over 50% of revenues in the next 3 years.

viii)

Best-in-class Management Team: The CEO/founder, Tom Logan, has led the company for >15 years and is supported by an experienced management team. Larry Kingsley, the incoming Chairman of the Board, is a proven leader who brings the necessary public market experience and will help continue the Company’s high-quality organic and inorganic growth.

ix)

Full Alignment of Interests: Market leading ‘SPAC 3.0’ structure – Full deferral of promote shares, $200 million PIPE commitment and $125 million equity backstop commitment by affiliates of the Sponsor[9], Management rolling ~$90 million of their equity, Larry Kingsley (Chairman) committing $5 million to the PIPE, and Charterhouse rolling ~$300 million[10] in the transaction.

Goldman Sachs SPAC Overview

GS Acquisition Holdings Corp II is a $750 million SPAC sponsored by the Permanent Capital Strategies (PCS) team at Goldman Sachs. This is the PCS team’s second SPAC in the market. The first SPAC, GSAH I, IPO’ed in June 2018 and merged in February 2020 with Vertiv Holdings Co (“Vertiv”), a global manufacturer of digital infrastructure technology that powers, cools, deploys, secures and maintains datacenters, telecom centers and enterprises’ electronic assets. Vertiv’s stock price closed at $23.13/shr. on October 5, 2021.

Differentiated Transaction Structure – “SPAC 3.0”

•

Fully Deferred Promote – Market leading promote structure designed to align the interests of the Sponsor with all investors. 100% of sponsor promote shares are deferred with one-third vesting at $12.0/share, one-third at $14.0/share and the remaining third at $16.0/share, and will be forfeited after five years if the targets are not met.

•	Sponsor PIPE and Backstop Commitment – Goldman Sachs has committed to a $200 million anchor PIPE investment plus an additional $125 million equity backstop in case of shareholder redemptions.

•	Management Incentives – Founder and CEO Tom Logan and the management team are rolling ~$90mm of their equity into the transaction – a substantial majority of their equity holdings.

•

Best-in-class Operator – Larry Kingsley is a renowned industrial technology executive with a proven track record of delivering shareholder value as a Group Vice President at Danaher, CEO of IDEX and CEO of Pall Corporation. Larry is expected to join Mirion as the Chairman of the Board.

•

Best-in-class Institutional Investors – Janus Henderson Investors, Fidelity Management & Research Company LLC, funds and accounts managed by BlackRock, Neuberger Berman funds and a number of other leading institutional investors and sovereign wealth funds have committed to the $900 million PIPE (which includes the $200 million anchor investment by Goldman Sachs) at $10.0/share.

[8]	Projected for FY2022E and FY2023E.
[9]	Goldman Sachs intends to syndicate up to its full portion of the PIPE commitment to certain of its employees, Private Wealth clients and associates of Larry Kingsley.
[10]

Charterhouse rollover investment includes co-investors. Rollover investment is subject to an option of Goldman Sachs to purchase up to $125mm to the extent that its equity backstop is partially but not fully drawn.

About Mirion

Mirion Technologies is a leading provider of detection, measurement, analysis and monitoring solutions to the nuclear, defense, medical and research end markets. The organization aims to harness its unrivaled knowledge of ionizing radiation for the greater good of humanity. Many of the company’s end markets are characterized by the need to meet rigorous regulatory standards, design qualifications and operating requirements. Headquartered in Atlanta (GA – USA), Mirion employs around 2,500 people and operates in 13 countries. For more information, and for the latest news and content from Mirion, visit Mirion.com. Mirion is currently a portfolio company of Charterhouse Capital Partners, LLP.

About GSAH

GS Acquisition Holdings Corp II (NYSE: GSAH) is a special purpose acquisition company formed for the purpose of effecting merger, stock purchase or similar business combination with one or more businesses. The company is sponsored by an affiliate of The Goldman Sachs Group, Inc. In June 2020, GSAH completed its initial public offering, raising $750 million from investors.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the potential transaction, the satisfaction of closing conditions to the potential transaction and the private placement, the level of redemptions by GSAH’s public stockholders and purchase price adjustments in connection with the potential transaction, the timing of the completion of the potential transaction, the anticipated pro forma enterprise value and Adjusted EBITDA of the combined company following the potential transaction, anticipated ownership percentages of the combined company’s stockholders following the potential transaction, and the business strategy, plans and objectives of management for future operations, including as they relate to the potential transaction. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management.

These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the potential transaction or, if GSAH does not complete the potential transaction, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that GSAH and Mirion may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the definitive proxy statement of GSAH, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GSAH.

Forward-looking statements included in this release speak only as of the date of this release. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GSAH’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 was filed by GSAH with the SEC and has been declared effective. The Form S-4 includes a proxy statement in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about GSAH, Mirion and the proposed business combination. GSAH’s stockholders are also be able to obtain copies of such documents, without charge at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting is set forth in the proxy statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/prospectus that GSAH has filed with the SEC.

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